Exhibit 99.1

Viking Reports Second Quarter 2025 Financial Results

LOS ANGELES, August 19, 2025, Business Wire—Viking Holdings Ltd (the “Company” or “Viking”) (NYSE: VIK) today reported financial results for the second quarter ended June 30, 2025.

Key Highlights

•
Total revenue was $1,880.4 million for the second quarter of 2025, an increase of 18.5% compared to the same period in 2024.
•
Gross margin increased 22.3% and Adjusted Gross Margin increased 19.2% compared to the same period in 2024.
•
Net Yield was $607, an increase of 8.0% compared to the same period in 2024.
•
Adjusted EBITDA was $632.9 million, an increase of 28.5% compared to the same period in 2024.
•
Diluted EPS and Adjusted EPS were $0.99.
•
Net Leverage was 2.1x as of June 30, 2025.
•
As of August 10, 2025, for its Core Products, Viking had sold 96% of its Capacity Passenger Cruise Days for the 2025 season and 55% of its Capacity Passenger Cruise Days for the 2026 season.

“We delivered another quarter of great results, further underscoring the strength of our business model and of our core guest demographic,” said Torstein Hagen, Chairman and CEO of Viking. “In the second quarter, our revenue increased 18.5% and our Adjusted EBITDA increased 28.5% year-over-year, reflecting continued solid demand for our destination-focused travel experiences. We are also pleased to have successfully taken delivery of two new ships, an achievement made possible due to the dedication of our team and the sustained momentum of the Viking brand as we execute on our long-term growth strategy.”

Second Quarter 2025 Consolidated Results

During the second quarter of 2025, Capacity PCDs increased by 8.8% over the same period in 2024. This increase was mainly driven by the growth in the Company’s fleet, which included three additional river vessels, one additional ocean ship and the Viking Yi Dun accommodation agreement. Occupancy for the second quarter of 2025 was 95.6%.

Total revenue for the second quarter of 2025 was $1,880.4 million, an increase of $293.1 million, or 18.5% over the same period in 2024 mainly driven by increased Capacity PCDs, higher Occupancy and higher revenue per PCD in 2025 compared to 2024.

Gross margin for the second quarter of 2025 was $803.1 million, an increase of $146.7 million, or 22.3%, over the same period in 2024 and Adjusted Gross Margin for the second quarter of 2025 was $1,236.9 million, an increase of $199.2 million, or 19.2%, over the same period in 2024. Net Yield was $607 for the second quarter of 2025, up 8.0% year-over year.

For the second quarter of 2025, vessel operating expenses were $377.7 million and vessel operating expenses excluding fuel were $334.5 million. Compared to the same period in 2024, vessel operating expenses increased $48.7 million, or 14.8%, and vessel operating expenses excluding fuel increased $50.4 million, or 17.7% mainly driven by the increase in the size of the Company’s fleet in 2025 compared to 2024.

Net income for the second quarter of 2025 was $439.2 million compared to $159.8 million for the same period in 2024. The second quarter of 2024 includes a loss of $123.0 million from the revaluation of warrants issued by the Company, due to stock price appreciation. It also includes a loss of $65.8 million related to the net impact of the Private Placement derivative loss and interest expense related to the Company’s Series C Preference Shares. These converted into ordinary shares immediately prior to the consummation of the Company’s IPO. Adjusted Net Income attributable to Viking Holdings Ltd for the second quarter of 2025 was $439.0 million compared to $349.1 million for the same period in 2024.

Adjusted EBITDA was $632.9 million, an increase of $140.4 million, or 28.5% over the same period in 2024. The increase in Adjusted EBITDA was mainly driven by increased Capacity PCDs, higher Occupancy and higher revenue per PCD.

Diluted EPS and Adjusted EPS were $0.99 for the second quarter of 2025, compared to Diluted EPS of $0.38 and Adjusted EPS of $0.80 for the same period in 2024.

Update on Operating Capacity and Bookings

For our Core Products, operating capacity is 12% higher for the 2025 season compared to the 2024 season and 9% higher for the 2026 season compared to the 2025 season.

As of August 10, 2025, for our Core Products, we had sold 96% of our Capacity PCDs for the 2025 season and 55% for the 2026 season. We had $5,638 million of Advance Bookings for the 2025 season, 21% higher than the 2024 season at the same point in time; and we had $3,883 million of Advance Bookings for the 2026 season, 13% higher than the 2025 season at the same point in time. Advance Bookings per PCD for the 2025 season was $784, 7% higher than the 2024 season at the same point in time, and Advance Bookings per PCD for the 2026 season was $866, 4% higher than the 2025 season at the same point in time.

“Our positive momentum is reflected by the Advance Bookings, with 96% of our 2025 capacity of our Core Products already sold and 55% for 2026” said Leah Talactac, President and CFO of Viking. “Looking ahead, we remain committed to growing our business by adding capacity and providing new experiences such as the recent launch of itineraries in India. This approach supports the demand for unique, culturally immersive travel experiences while driving top-line growth and long-term margin expansion.”

Balance Sheet and Liquidity

As of June 30, 2025:

•
The Company had $2.6 billion in cash and cash equivalents and an undrawn revolver facility of $375.0 million.
•
Scheduled principal payments are $141.8 million for the remainder of 2025 and $257.8 million for 2026.
•
Deferred revenue was $4.4 billion.

New Build and Capacity

Since our first quarter 2025 earnings release, the Company:

•
Took delivery of the Viking Vesta, an ocean ship.
•
Took delivery of the Viking Amun, a river vessel that will operate in Egypt.
•
Announced it would start operating two river vessels in India, with the first launching in 2027 and the second in 2028.

Based on the committed orderbook, the Company expects to take delivery of six river vessels during the remainder of 2025.

Conference Call Information

The Company has scheduled a conference call for Tuesday, August 19, 2025, at 8 a.m. Eastern Time to discuss second quarter 2025 results and provide a business update. A link to the live webcast can be found on the Company’s Investor Relations website at https://ir.viking.com/. A replay of the conference call will also be available on the same website for 30 days after the call.

About Viking

Viking was founded in 1997 and provides destination-focused journeys on rivers, oceans, and lakes around the world. Designed for curious travelers with interests in science, history, culture and cuisine, Chairman and CEO Torstein Hagen often says Viking offers experiences for The Thinking Person™. Viking has more than 450 awards to its name, including being rated #1 for Rivers, #1 for Oceans and #1 for Expeditions by Condé Nast Traveler in the 2023 and 2024 Readers' Choice Awards. Viking is also rated a “World’s Best” for rivers, oceans and expeditions by Travel + Leisure. No other travel company has simultaneously received the same honors by both publications. For additional information, visit www.viking.com.

Definitions

“Adjusted Earnings per Share” or "Adjusted EPS" represents Adjusted Net Income (Loss) attributable to Viking Holdings Ltd divided by Adjusted Weighted-Average Shares Outstanding.

“Adjusted EBITDA” is EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivative gains and losses, currency gains or losses, stock-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items).

“Adjusted Gross Margin” is gross margin adjusted for vessel operating expenses and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS Accounting Standards as total revenue less total cruise operating expenses and ship depreciation and impairment.

“Adjusted Net Income (Loss) attributable to Viking Holdings Ltd” represents net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance. We believe that interest expense and Private Placement derivatives gain (loss) related to our Series C Preference Shares, warrants gain (loss), debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt and financial liabilities, impairment charges and reversals and certain other gains and losses are not a part of our primary operating business and are not an indication of our future earnings performance.

“Adjusted Weighted-Average Shares Outstanding” represents the diluted weighted-average ordinary shares and special shares outstanding, adjusted for outstanding warrants and the impact of RSUs and stock options under the treasury stock method to the extent not included in diluted weighted-average ordinary shares outstanding, as further adjusted in 2024 to reflect the conversion of the Series C Preference Shares and preference shares as if it had occurred at the beginning of the year.

“Advance Bookings” is the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air.

“Capacity Passenger Cruise Days” or “Capacity PCDs” is, with respect to any given period, a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

“Core Products” are Viking River, Viking Ocean, Viking Expedition and Viking Mississippi, which are marketed to North America, the United Kingdom, Australia and New Zealand.

“Diluted Earnings Per Share” or “Diluted EPS” is diluted net income (loss) per share attributable to ordinary and special shares.

“IFRS Accounting Standards” are the IFRS® Accounting Standards as issued by the International Accounting Standards Board.

“Net Debt” is Total Debt plus lease liabilities net of cash and cash equivalents.

“Net Leverage” is Net Debt divided by trailing four quarter Adjusted EBITDA.

“Net Yield” is Adjusted Gross Margin divided by PCDs.

“Occupancy” is the ratio, expressed as a percentage, of PCDs to Capacity PCDs with respect to any given period. We do not allow more than two passengers to occupy a two-berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two-berth stateroom. As a result, our Occupancy cannot exceed 100%, and may be less than 100%, even if all our staterooms are booked.

“Passenger Cruise Days” or “PCDs” is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

“Ship Operating Days” is the number of days within any given period that a ship is in service and carrying cruise passengers, determined on an aggregated basis for all ships in operation during the relevant period.

“Total Debt” is indebtedness outstanding, gross of loan fees, excluding lease liabilities, Private Placement liabilities and Private Placement derivatives.

“Vessel operating expenses excluding fuel” is vessel operating expenses less fuel expense.

Non-IFRS Accounting Standards Financial Measures

We use certain non-IFRS Accounting Standards financial measures, such as Adjusted Gross Margin, Net Yield, Adjusted EBITDA, Adjusted Net Income (Loss) attributable to Viking Holdings Ltd and Adjusted EPS, to analyze our performance. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS Accounting Standards can provide alone. We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that our management uses for evaluation and planning purposes. Because Adjusted EBITDA facilitates internal comparisons of our historical financial position and consolidated operating performance on a more consistent basis, our management also uses Adjusted EBITDA in measuring our performance relative to that of our competitors, assessing our ability to incur and service our indebtedness and in communications with our board of directors concerning our operating performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs.

We also present certain non-IFRS Accounting Standards financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS Accounting Standards financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS Accounting Standards.

See “Definitions” for additional information about our non-IFRS Accounting Standards financial measures and “Non-IFRS Accounting Standards Reconciling Information” for a reconciliation for each non-IFRS Accounting Standards financial measure to the most directly comparable IFRS Accounting Standards financial measure.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including among others, statements relating to our future financial performance, our business prospects and strategy, our expected fleet additions, our anticipated financial position, liquidity and capital needs and other similar matters. In some cases, we have identified forward-looking statements in this press release by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control. You should not place undue reliance on the forward-looking statements included in this press release or that may be made elsewhere from time to time by us, or on our behalf. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this press release as a result of various factors, which are described in our filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contact

Investor Relations

Email: investorrelations@viking.com

Public Relations

Email: vikingpr@edelman.com

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in USD and thousands, except per share data, unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Revenue
Cruise and land	$1,755,197	$1,480,539	$2,590,162	$2,145,823
Onboard and other	125,170	106,722	187,261	159,593
Total revenue	1,880,367	1,587,261	2,777,423	2,305,416
Cruise operating expenses
Commissions and transportation costs	(400,996)	(346,080)	(576,680)	(483,488)
Direct costs of cruise, land and onboard	(242,448)	(203,523)	(350,477)	(288,950)
Vessel operating	(377,658)	(328,998)	(687,606)	(610,088)
Total cruise operating expenses	(1,021,102)	(878,601)	(1,614,763)	(1,382,526)
Other operating expenses
Selling and administration	(248,293)	(220,593)	(492,155)	(440,411)
Depreciation and amortization	(65,440)	(61,773)	(134,240)	(127,315)
Total other operating expenses	(313,733)	(282,366)	(626,395)	(567,726)
Operating income	545,532	426,294	536,265	355,164
Non-operating income (expense)
Interest income	19,708	14,738	39,897	33,207
Interest expense	(83,978)	(96,024)	(170,682)	(209,656)
Currency (loss) gain	(37,245)	1,382	(62,852)	10,180
Private Placement derivative loss	—	(57,568)	—	(364,214)
Other financial loss	(184)	(121,568)	(1,080)	(146,523)
Income (loss) before income taxes	443,833	167,254	341,548	(321,842)
Income tax expense	(4,596)	(7,486)	(7,763)	(9,092)
Net income (loss)	$439,237	$159,768	$333,785	$(330,934)

Net income (loss) attributable to Viking Holdings Ltd	$439,048	$159,619	$333,575	$(331,379)
Net income attributable to non-controlling interests	$189	$149	$210	$445

Weighted-average ordinary and special shares outstanding (in thousands)
Basic	443,227	364,787	443,070	293,362
Diluted	445,549	367,188	445,308	293,362
Net income (loss) per share attributable to ordinary and special shares
Basic	$0.99	$0.38	$0.75	$(0.78)
Diluted	$0.99	$0.38	$0.75	$(0.78)

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
(in USD and thousands, unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Net income (loss)	$439,237	$159,768	$333,785	$(330,934)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations	2,307	1,186	2,931	3,850
Net change in cash flow hedges	72,618	(5,750)	111,046	(19,017)
Net other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods	74,925	(4,564)	113,977	(15,167)
Other comprehensive income (loss), net of tax	74,925	(4,564)	113,977	(15,167)
Total comprehensive income (loss)	$514,162	$155,204	$447,762	$(346,101)

Total comprehensive income (loss) attributable to Viking Holdings Ltd	$513,969	$155,058	$447,547	$(346,535)
Total comprehensive income attributable to non-controlling interests	$193	$146	$215	$434

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in USD and thousands, unaudited)

	June 30, 2025	December 31, 2024
		(audited)
Assets
Non-current assets
Property, plant and equipment and intangible assets	$7,168,733	$6,457,104
Right-of-use assets	248,839	263,424
Deferred tax assets	57,629	55,428
Other non-current assets	180,895	128,190
Total non-current assets	7,656,096	6,904,146
Current assets
Cash and cash equivalents	2,605,013	2,489,672
Accounts and other receivables	171,264	239,018
Inventories	92,074	91,473
Prepaid expenses and other current assets	593,120	396,376
Total current assets	3,461,471	3,216,539
Total assets	$11,117,567	$10,120,685
Shareholders’ equity and liabilities
Shareholders’ equity	$278,320	$(218,977)
Non-current liabilities
Long-term portion of bank loans and financial liabilities	2,142,955	1,823,657
Secured Notes	1,018,462	1,017,501
Long-term portion of Unsecured Notes	2,027,023	2,025,001
Long-term portion of lease liabilities	191,916	207,594
Other non-current liabilities	51,823	45,344
Total non-current liabilities	5,432,179	5,119,097
Current liabilities
Accounts payables	287,101	236,382
Short-term portion of bank loans and financial liabilities	249,846	220,116
Short-term portion of Unsecured Notes	—	249,650
Short-term portion of lease liabilities	28,606	28,944
Deferred revenue	4,391,420	4,061,344
Accrued expenses and other current liabilities	450,095	424,129
Total current liabilities	5,407,068	5,220,565
Total shareholders’ equity and liabilities	$11,117,567	$10,120,685

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in USD and thousands, unaudited)

	Six Months Ended
	June 30,
	2025	2024
Cash flows from operating activities
Net income (loss)	$333,785	$(330,934)
Adjustments to reconcile net income (loss) to net cash flows
Depreciation and amortization	134,240	127,315
Amortization of debt transaction costs	14,022	16,815
Private Placement derivative loss	—	364,214
Foreign currency loss (gain) on loans	73,696	(20,125)
Non-cash financial loss	—	145,317
Stock based compensation expense	36,365	7,058
Interest income	(39,897)	(33,207)
Interest expense	156,660	192,841
Other	(1)	(442)
Changes in working capital:
Increase in deferred revenue	330,076	336,774
Changes in other liabilities and assets	18,164	90,888
(Increase) decrease in inventories	(601)	1,956
Changes in deferred tax assets and liabilities	3,116	6,040
Changes in other non-current assets and other non-current liabilities	3,184	(16,760)
Income taxes paid	(4,243)	(4,931)
Net cash flow from operating activities	1,058,566	882,819
Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	(814,382)	(251,828)
Capital contribution to associated company	(6,500)	(4,000)
Prepayment for vessel charter	—	(1,050)
Other	1	442
Interest received	31,114	35,603
Net cash flow used in investing activities	(789,767)	(220,833)
Cash flows from financing activities
Repayment of borrowings	(372,886)	(206,874)
Proceeds from borrowings	430,507	—
Transaction costs incurred for borrowings	(41,912)	(4,698)
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	—	243,927
Taxes paid related to net share settlement of equity awards	—	(124,109)
Dividend distribution	—	(18,229)
Dividend distribution by subsidiary to non-controlling interests	(867)	(720)
Proceeds from exercise of stock options	9,600	—
Principal payments for lease liabilities	(17,451)	(12,574)
Interest payments for lease liabilities	(9,546)	(10,601)
Interest paid	(159,126)	(197,186)
Net cash flow used in financing activities	(161,681)	(331,064)
Change in cash and cash equivalents	107,118	330,922
Effect of exchange rate changes on cash and cash equivalents	8,223	(2,493)
Net increase in cash and cash equivalents	$115,341	$328,429

Cash and cash equivalents at January 1	$2,489,672	$1,513,713
Cash and cash equivalents at June 30	2,605,013	1,842,142
Net increase in cash and cash equivalents	$115,341	$328,429

The following table sets forth selected statistical and operating data on a consolidated basis:

Statistical and Operating Data	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Consolidated
Vessels operated (a)	90	85	90	85
Passengers	224,643	201,317	328,125	291,766
PCDs	2,038,772	1,846,709	3,165,630	2,821,686
Capacity PCDs	2,131,907	1,958,860	3,324,274	2,996,484
Occupancy	95.6%	94.3%	95.2%	94.2%
Adjusted Gross Margin (in thousands)	$1,236,923	$1,037,658	$1,850,266	$1,532,978
Net Yield	$607	$562	$584	$543
Vessel operating expenses (in thousands)	$377,658	$328,998	$687,606	$610,088
Vessel operating expenses excluding fuel (in thousands)	$334,518	$284,099	$602,753	$523,136
Vessel operating expenses per Capacity PCD	$177	$168	$207	$204
Vessel operating expenses excluding fuel per Capacity PCD	$157	$145	$181	$175

(a)

Vessels operated includes chartered vessels and the Viking Yi Dun, which operated for Asia Outbound sailings for the three and six months ended June 30, 2025. Vessels operated does not include the Viking Vesta, which began operating in July 2025.

The following table sets forth selected statistical and operating data for Viking River and for Viking Ocean:

Statistical and Operating Data	Six Months Ended
	June 30,
	2025	2024
	(unaudited)
Viking River
Vessels operated (a)	72	69
Passengers	163,246	150,574
PCDs	1,266,976	1,167,491
Capacity PCDs	1,325,272	1,232,728
Occupancy	95.6%	94.7%
Adjusted Gross Margin (in thousands)	$768,432	$663,672
Net Yield	$607	$568
Viking Ocean
Vessels operated (b)	10	9
Passengers	133,622	119,152
PCDs	1,610,785	1,445,002
Capacity PCDs	1,692,818	1,522,410
Occupancy	95.2%	94.9%
Adjusted Gross Margin (in thousands)	$887,545	$710,569
Net Yield	$551	$492

(a)	Vessels operated includes chartered vessels.
(b)	Vessels operated does not include the Viking Vesta, which began operating in July 2025.

Non-IFRS Accounting Standards Reconciling Information

The following table reconciles gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the three and six months ended June 30, 2025 and 2024 on a consolidated basis, for Viking River and Viking Ocean:

	Three Months Ended		Six Months Ended
Consolidated	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands)
Total revenue	$1,880,367	$1,587,261	$2,777,423	$2,305,416
Total cruise operating expenses	(1,021,102)	(878,601)	(1,614,763)	(1,382,526)
Ship depreciation	(56,151)	(52,259)	(114,043)	(106,988)
Gross margin	803,114	656,401	1,048,617	815,902
Ship depreciation	56,151	52,259	114,043	106,988
Vessel operating	377,658	328,998	687,606	610,088
Adjusted Gross Margin	$1,236,923	$1,037,658	$1,850,266	$1,532,978

	Six Months Ended
Viking River	June 30,
	2025	2024
	(unaudited)
(in thousands)
Total revenue	$1,235,802	$1,057,178
Total cruise operating expenses	(745,508)	(650,782)
Ship depreciation	(36,027)	(38,937)
Gross margin	454,267	367,459
Ship depreciation	36,027	38,937
Vessel operating	278,138	257,276
Adjusted Gross Margin	$768,432	$663,672

	Six Months Ended
Viking Ocean	June 30,
	2025	2024
	(unaudited)
(in thousands)
Total revenue	$1,271,869	$1,020,905
Total cruise operating expenses	(698,170)	(580,285)
Ship depreciation	(60,905)	(50,757)
Gross margin	512,794	389,863
Ship depreciation	60,905	50,757
Vessel operating	313,846	269,949
Adjusted Gross Margin	$887,545	$710,569

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS Accounting Standards measure, for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands)
Vessel operating expenses	$377,658	$328,998	$687,606	$610,088
Fuel expense	(43,140)	(44,899)	(84,853)	(86,952)
Vessel operating expenses excluding fuel	$334,518	$284,099	$602,753	$523,136

The following table reconciles net income (loss), the most directly comparable IFRS Accounting Standards measure, to Adjusted EBITDA for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands)
Net income (loss)	$439,237	$159,768	$333,785	$(330,934)
Interest income	(19,708)	(14,738)	(39,897)	(33,207)
Interest expense	83,978	96,024	170,682	209,656
Income tax expense	4,596	7,486	7,763	9,092
Depreciation and amortization	65,440	61,773	134,240	127,315
EBITDA	573,543	310,313	606,573	(18,078)
Private Placement derivative loss	—	57,568	—	364,214
Warrants loss	—	123,019	—	146,730
Other financial income	—	(497)	—	(1,604)
Currency loss (gain)	37,245	(1,382)	62,852	(10,180)
Stock based compensation expense	22,157	3,540	36,365	7,058
Adjusted EBITDA	$632,945	$492,561	$705,790	$488,140

The following tables show the calculation of Adjusted EPS for the three and six months ended June 30, 2025 and 2024. Additionally, the following tables reconcile net income (loss) attributable to Viking Holdings Ltd, the most directly comparable IFRS Accounting Standards measure, to Adjusted Net Income (Loss) attributable to Viking Holdings Ltd and diluted weighted-average ordinary shares and special shares outstanding, the most directly comparable IFRS Accounting Standards measure, to Adjusted Weighted-Average Shares Outstanding for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands, except Adjusted EPS)
Adjusted Net Income attributable to Viking Holdings Ltd	$439,048	$349,116	$333,575	$211,179
Adjusted Weighted-Average Shares Outstanding	445,549	435,702	445,308	426,979
Adjusted EPS	$0.99	$0.80	$0.75	$0.49

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands)
Net income (loss) attributable to Viking Holdings Ltd	$439,048	$159,619	$333,575	$(331,379)
Interest expense and Private Placement derivatives loss related to Series C Preference Shares	—	65,750	—	396,207
Warrants loss	—	123,019	—	146,730
Gain (loss), net, for debt extinguishment and modification costs and embedded derivatives associated with debt and financial liabilities	—	728	—	(379)
Adjusted Net Income attributable to Viking Holdings Ltd	$439,048	$349,116	$333,575	$211,179

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands)
Weighted-average ordinary shares and special shares outstanding – Diluted	445,549	367,188	445,308	293,362
Outstanding warrants	—	8,733	—	8,733
RSUs and stock options	—	—	—	1,201
Assumed conversion of Series C Preference Shares and preference shares at the beginning of 2024	—	59,781	—	123,683
Adjusted Weighted-Average Shares Outstanding	445,549	435,702	445,308	426,979

The following table calculates Net Leverage for the twelve months ended June 30, 2025 and March 31, 2025:

	June 30, 2025		March 31, 2025
	(unaudited)
(in thousands, except Net Leverage)
Long-term debt (a)	$5,336,977		$4,963,842
Current portion of long-term debt (a)	275,337		486,941
Long-term portion of lease liabilities	191,916		194,882
Short-term portion of lease liabilities	28,606		28,588
Total	5,832,836		5,674,253
Less: Cash and cash equivalents	(2,605,013)		(2,765,555)
Net Debt	$3,227,823		$2,908,698

Adjusted EBITDA	$1,565,952		$1,425,568
Net Leverage	2.1	x	2.0	x

(a) All amounts are gross of fees.